3 February 2025

Megan Masterton, Christine Dietz

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

Washington D.C. 20549

United States

Dear Ms Masterton and Ms Dietz

Vodafone Group Public Limited Company

Form 20-F for the fiscal year ended March 31, 2024

File No. 001-10086

Thank you for your comment letter of January 23, 2025 regarding the above referenced filing of Vodafone Group Public Limited Company (“Vodafone”). To facilitate your consideration of Vodafone’s response, we have reproduced your comments in bold below, followed by our response.

1.	We note that you have checked the box that the financial statements included in the filing reflect the correction of an error to previously issued financial statements. However, we note no disclosure otherwise in the filing which indicates that there was an error. Please advise.

Response

Our restatement was restricted to a single disclosure item within the notes to the financial statements and had no impact on the primary statements. In note 22 ‘Leases’ we disclose commitments for future lease contracts in line with IFRS 16 requirements. The disclosure within our Form 20-F for the fiscal year ended March 31, 2024, included a restatement of the comparative amount reported in the prior year. This was disclosed as follows:

At 31 March 2024 the Group has committed to enter into future lease contracts with future undiscounted lease payments of €1,339 million (31 March 2023 restated 2: €1,491 million) which includes €1,031 million (31 March 2023: €1,171 million) of commitments to Vantage Towers A.G. for tower leases which are due to commence over the period until March 2026 and which will be payable during the eight year lease term following the commencement of respective individual leases.

Note:

2 The prior year comparative amount has been restated to reflect the commitments to Vantage Towers A.G. that were not previously reported.

2.	Portions of your Form 20-F for the for the fiscal year ended March 31, 2024 appear to be in PDF format. In general, while you may submit unofficial documents in PDF or XBRL format, you must submit your primary document in ASCII or HTML format. Refer to section 5.1 of Volume II of the EDGAR Filer Manual. Please supplementally confirm that you will file future filings in an appropriate format. Ensure also that your filing is text-searchable. Refer also to Question 118.01 of the Regulation S-T Compliance and Disclosure Interpretations.

We confirm that we will submit our primary 20-F document in the required searchable ASCII or HTML format in future filings.

Should you have any further questions or require further clarification, please do not hesitate to contact either myself or Paul Stephenson (Tel: +44 7770 535555).

Yours sincerely

Vodafone Group Public Limited Company

By: /s/ Luka Mucic

Group Chief Financial Officer

Tel +44 7775 010000

‘cc’ Paul Stephenson, Group Financial Controlling and Operations Director